Exhibit 99.1

Alpha Tau Announces Acceptance Into FDA’s Total Product Life Cycle Advisory Program to
Accelerate Market Access to Alpha DaRT® for Patients with Recurrent Glioblastoma Multiforme

JERUSALEM, October 21, 2024 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-emitters cancer therapy Alpha DaRT®, announced today that it has been accepted into the prestigious Total Product Life Cycle (TPLC) Advisory Program (“TAP”) Pilot of the U.S. Food and Drug Administration (“FDA”), to accelerate market access to the Alpha DaRT for patients with recurrent glioblastoma multiforme (“GBM”). This acceptance follows the Company’s previous receipt of Breakthrough Device Designation from the FDA for this indication, one of two such designations received for the Alpha DaRT, and a pre-requisite for application to the TAP program.

TAP’s primary goal is to expedite and enable patient access to innovative and highly promising medical devices which are not currently on the market by providing early, frequent, and strategic communications with the FDA, and by facilitating engagement with other key parties for developers of devices of public health importance, with an eye toward reducing the time, cost and uncertainty of patient access through reimbursement and commercial adoption following FDA authorization. To achieve this goal, a dedicated cadre of FDA TAP advisors are selected to provide tailored and solutions-focused assistance to advance these devices to market and patient access, and to offer their expertise in areas including product lifecycle regulation, payer coverage policies, industry experience, physician provider group or specialty society connectivity, and integration of patient insights.

“As Alpha Tau intensifies its ongoing focus on treating internal organs with tremendous unmet need, and advances further towards commercialization of the Alpha DaRT, this exciting announcement comes at exactly the right time,” said Alpha Tau Chief Executive Officer Uzi Sofer. “With an estimated 14,000 new GBM diagnoses per year in the U.S., and exceedingly low five-year survival rates, the need to expedite access to new innovative therapies is clear. We are delighted to have been selected by the FDA and are hopeful that the guidance from this distinguished panel of advisors will be immensely valuable in crafting our GBM strategy for maximal impact in the commercial market for patients with such a devastating disease.”

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 7, 2024, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com